

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2012

Via E-mail
Brian Tuffin
Chief Executive Officer
Fuse Science, Inc.
6135 NW 167th Street, #E-21
Miami, Florida 33015

>   **Re: Fuse Science, Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed June 14, 2012**
>   **File No. 333-179682**

Dear Mr. Tuffin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Note 9. Stockholders' Equity

Warrants, page F-33

1.   We note your response to comment five of our letter dated June 7, 2012. We note that the dollar amount of common stock issued for detachable warrants as disclosed in Note 9 on page F-33 ($430,000) is still inconsistent with the $4,443,034 disclosed in the statement of changes in stockholders' deficit on pages F-22 to F-23. Please revise to correct this apparent conflict.

2.   Your disclosure on page 10 which indicates that you are registering 3,583,332 shares issuable upon exercise of the January 2012 Warrants appears to be inconsistent with Note 9 on page F-33 which indicates that these warrants were exercised for cash.

Please clarify to us whether these warrants have been exercised and revise your disclosure to correct this apparent conflict.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Dale S. Bergman, Esq.